TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY TO HOST INVESTOR DAY IN NEW YORK

Nassau, The Bahamas, March 26, 2007 - Teekay Shipping Corporation (Teekay) (NYSE:TK) announced today that it will host an Investor Day on Wednesday, April 4, 2007, at 9:00 a.m. Members of Teekay’s senior management will discuss Teekay’s corporate strategy, market outlook for its various businesses, and financial valuation. The presentation will be webcast live on Teekay’s website at www.teekay.com. A replay of the webcast will be available on Teekay’s website on Thursday, April 5, 2007.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 609-4721

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703
Web site: www.teekay.com